                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Scopus Technology, Inc.
                            -----------------------
                               (Name of Issuer)

                   Common Stock, $0.001 Par Value Per Share
                   ----------------------------------------
                        (Title of Class of Securities)

                                  809172-10-9
                                  -----------
                                (CUSIP Number)

                               Howard H. Graham
                             Siebel Systems, Inc.
                 1855 South Grant Street, San Mateo, CA  94402
                                (650) 295-5000
          -----------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 March 1, 1998
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Check the following box if a fee is being paid with this statement: [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 809172-10-9
          -----------

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 2 OF 16 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Siebel Systems, Inc.
      94-3187233
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,493,879 (acquisition of such shares is conditioned
                          upon the occurrence of certain events specified in
      SHARES              that certain Stock Option Agreement dated March 1,
                          1998 and filed as Exhibit 99.6 to this Schedule 13D)
   BENEFICIALLY
                   -----------------------------------------------------------
     OWNED BY             SHARED VOTING POWER
                     8
       EACH               5,257,000

    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         9
                          3,493,879 (acquisition of such shares is conditioned
       WITH upon the occurrence of certain events specified in that certain Stock Option Agreement dated March 1, 1998 and filed as Exhibit 99.6 to this Schedule 13D)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      8,750,879 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      36.12%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------
           Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Siebel Systems, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 3 OF 16 PAGES
-----------------------                                  ---------------------


ITEM 1.   SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Scopus Common Stock"), of Scopus Technology, Inc., a California corporation ("Scopus"). The principal executive offices of Scopus are located at 1900 Powell Street, Emeryville, California 94608.

ITEM 2.   IDENTITY AND BACKGROUND

     (a) Siebel Systems, Inc ("Siebel") is an industry leading provider of enterprise-class sales, marketing and customer service information systems. Siebel designs, develops, markets, and supports Siebel Enterprise Applications, a leading Internet-enabled, object oriented client/server application software product family designed to meet the sales, marketing and customer service information system requirements of even the largest multi-national organizations.

     (b) The address of the principal office and principal business of Siebel is 1855 South Grant Street, San Mateo, California 94402.

     (c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Siebel's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

     (d) During the past five years, neither Siebel nor, to Siebel's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Siebel nor, to Siebel's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) Except as set forth on Schedule I hereto, all of the directors and executive officers of Siebel named in Schedule I to this Scheduled 13D are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Pursuant to an Agreement and Plan of Merger and Reorganization dated March 1, 1998 (the "Reorganization Agreement") among Siebel, Syracuse Acquisition Sub, Inc., a California corporation and wholly-owned subsidiary of Siebel ("Merger Sub"), and Scopus, and subject to the conditions set forth therein (including approval by the stockholders of Siebel and Scopus), Merger Sub will be merged with and into Scopus (the "Merger"), with each share of Scopus Common Stock being converted into the right to receive 0.36405 shares of common stock, par value $.001 per share, of Siebel ("Siebel Common Stock") (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (the "Exchange Ratio"). After giving effect to the 100% dividend on Siebel Common Stock to be paid on March 20, 1998, the Exchange Ratio would be 0.7281. The description contained in this
Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.1.

     To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of Scopus have entered into Voting Agreements with Siebel as described in Item 4, and Scopus has entered into the Option Agreement (as defined in Item 4 below) with Siebel.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 4 OF 16 PAGES
-----------------------                                  ---------------------

 ITEM 4.   PURPOSE OF TRANSACTION

  (a)  - (b)   As described in Item 3 above, this statement relates to the merger of Merger Sub, a wholly-owned subsidiary of Siebel, with and into Scopus in a statutory merger pursuant to the California General Corporation Law ("California Law"). At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease and Scopus will continue as the surviving corporation and as a wholly-owned subsidiary of Siebel ("Surviving Corporation"). The officers and directors of the Surviving Corporation after the Effective Time shall be as mutually determined by Scopus and Siebel prior to the Effective Time and shall serve as the officers and directors of the Surviving Corporation until their respective successors are elected and qualified or duly appointed, as the case may be. The Articles of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time; provided, however, that at the Effective Time the Articles of Incorporation of the Surviving Corporation shall be amended so that the name of the Surviving Corporation shall be Scopus Technology, Inc. The Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time.

     Merger Consideration.  In connection with the Merger, holders of
     ---------------------
outstanding Scopus Common Stock will receive, in exchange for each share of Scopus Common Stock held by them, 0.36405 shares of Siebel Common Stock (as adjusted for any stock split, stock dividend, reverse stock split, reclassification, recapitalization or other similar transaction) (i.e., the Exchange Ratio). After giving effect to the 100% dividend on Siebel Common Stock to be paid on March 20, 1998, the Exchange Ratio would be 0.7281. In addition, Siebel will assume all options outstanding under Scopus' 1991 Stock Option Plan and the Director Stock Option Plan. In accordance with the terms of the Reorganization Agreement, Siebel and Scopus will mutually agree as to the treatment of Scopus' Employee Stock Purchase Plan. If the Merger is consummated, Scopus Common Stock will be deregistered under the Exchange Act and delisted from the Nasdaq National Market.

     Representations, Warranties, Covenants and Closing Conditions.  The
     -------------------------------------------------------------
Reorganization Agreement contains customary representations and warranties on the part of Scopus and Siebel, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of Scopus and Siebel, regulatory approval and the occurrence of no material adverse effect with respect to a party. The Reorganization Agreement also contains covenants regarding the activities of Scopus and Siebel prior to the earlier of the Effective Time and the termination of the Reorganization Agreement. Scopus has agreed to conduct its business in the ordinary course, in a commercially reasonable manner and in compliance with applicable laws. In addition, a number of corporate actions by Scopus during the period pending the closing of the Merger require Siebel's approval, including borrowings, capital expenditures and stock option grants above specified minimums. Siebel has agreed not to take, without Scopus' prior written consent, certain actions, such as payment of extraordinary dividends or other distributions to shareholders if they would be materially adverse to the shareholders of Scopus compared to the stockholders of Siebel.

     Termination of the Merger Agreement.  The Reorganization Agreement may be
     -----------------------------------
terminated prior to the Effective Time, whether before or after approval of the Merger by the stockholders of Siebel and the shareholders of Scopus: (i) by mutual written consent of the Boards of Directors of Siebel and Scopus; (ii) subject to certain exceptions, by either Siebel or Scopus if the Merger shall not have been consummated by September 1, 1998; (iii) by either Siebel or Scopus in connection with certain legal or governmental actions having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger; (iv) subject to certain limitations, by Siebel or Scopus if the Scopus Special Meeting shall have been held and the Reorganization Agreement and the Merger shall not have been approved by the necessary vote of the Scopus shareholders;
(v) by Siebel or Scopus if (at any time prior to the adoption and approval of the Reorganization Agreement and approval of the Merger by the Scopus shareholders) a "Triggering Event" (as defined in the Reorganization Agreement) shall have occurred (provided that Scopus shall not have the right to terminate on this basis until May 30, 1988); (vi) by Siebel or Scopus if (at any time prior to the adoption and approval of the Reorganization Agreement and approval of the Merger by the Scopus shareholders) a "Termination Event" (as defined in the Reorganization Agreement) shall have occurred (provided that Scopus shall not have the right to terminate on this basis until May 30, 1988); (vii) subject to certain limitations, by Siebel or Scopus if the Siebel Special Meeting shall have been

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 5 OF 16 PAGES
-----------------------                                  ---------------------


held and the issuance of Siebel Common Stock in the Merger shall not have been approved by the necessary vote of the Siebel stockholders; (viii) by Siebel if Scopus' representations and warranties in the Reorganization Agreement shall be or become materially inaccurate or if any of Scopus' covenants in the Reorganization Agreement shall have been breached and not cured within the period required by the Merger Agreement; or (ix) by Scopus if Siebel's representations and warranties in the Reorganization Agreement shall be or become materially inaccurate or if any of Siebel's covenants in the Reorganization Agreement shall have been breached and not cured within the period required by the Merger Agreement.

     The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached to this
Schedule 13D as Exhibit 99.1.

     Voting Agreements.  As an inducement to Siebel to enter into the
     -----------------
Reorganization Agreement, each of Ori S. Sasson, A. Aaron Omid, GAP Coinvestment Partners, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P. and General Atlantic Partners 17, L.P. (individually, a "Scopus Voting Agreement Shareholder" and, collectively, the "Scopus Voting Agreement Shareholders") has entered into a Voting Agreement dated as of March 1, 1998 (individually, a "Scopus Voting Agreement" and, collectively, the "Scopus Voting Agreements") with Siebel. The number of shares of Scopus Common Stock beneficially owned by each of the Scopus Voting Agreement Shareholders is set forth on Schedule II to this Schedule 13D. The Scopus Voting Agreement Shareholders, who beneficially own an aggregate of 5,257,000 outstanding shares of Scopus Common Stock (representing approximately 25.36% of the shares of Scopus Common Stock as of December 31, 1997) have agreed that, prior to the Expiration Date, they will vote their shares of Scopus Common Stock in favor of:
(i) approval of the Merger; (ii) approval and adoption of the Reorganization Agreement; and (iii) each of the other actions contemplated by the Reorganization Agreement. The Scopus Voting Agreement Shareholders have also delivered to Siebel irrevocable proxies with respect to the matters covered by the Scopus Voting Agreements. In addition, subject to certain de minimis exceptions, the Scopus Voting Agreement Shareholders have agreed not to transfer any securities of Scopus owned by them unless and until the proposed transferee of such Scopus securities shall have (i) executed a counterpart of the Scopus Voting Agreement and an irrevocable proxy and (ii) agreed to hold such Scopus securities subject to all of the terms and provisions of the Scopus Voting Agreement. Siebel did not pay any additional consideration to any Scopus Voting Agreement Shareholders in connection with the execution and delivery of the Scopus Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Scopus Voting Agreements is qualified in its entirety by reference to the full text of the form of Scopus Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.2.

     As an inducement to Scopus to enter into the Reorganization Agreement, each of Thomas M. Siebel, Thomas M. Siebel as Trustee under the Siebel Living Trust u/a/d 7/29/93, Siebel Asset Management, L.P., the Thomas and Stacey Siebel Foundation and First Virtual Capital, Inc. (individually, a "Siebel Voting Agreement Stockholder" and, collectively, the "Siebel Voting Agreement Stockholders") has entered into a Voting Agreement dated as of March 1, 1998 (individually, a "Siebel Voting Agreement" and, collectively, the Siebel Voting Agreements") with Siebel and Scopus. The number of shares of Siebel Common Stock beneficially owned by each of the Siebel Voting Agreement Stockholders as of February 4, 1998 is set forth on Schedule III to this Schedule 13D. The Siebel Voting Agreement Stockholders, who beneficially own an aggregate of 9,587,300 outstanding shares of Siebel Common Stock (representing approximately 26.32% of the shares of Siebel Common Stock as of February 4, 1998) have agreed that, prior to the Expiration Date, they will vote their shares of Siebel Common Stock in favor (i) of the issuance of the shares of Siebel Common Stock to be issued in the Merger and (ii) each of the other actions contemplated by the Reorganization Agreement. They have also agreed, in certain instances, to require any party to whom their shares of Siebel Common Stock may be sold, pledged, granted an option to purchase, or otherwise transferred to execute a counterpart of the Siebel Voting Agreement and agree to hold such Siebel securities subject to all the terms and provisions of the Siebel Voting Agreements. Scopus did not pay any additional consideration to the Siebel Voting Agreement Stockholders in connection with the execution and delivery of the Siebel Voting Agreements. The description contained in this Item 4 of the transactions contemplated by the Siebel Voting Agreement is qualified in its

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 6 OF 16 PAGES
-----------------------                                  ---------------------


entirety by reference to the full text of the form of Siebel Voting Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.3.

     Affiliate Agreements.  In connection with the Reorganization Agreement,
     --------------------
Scopus has covenanted to deliver to Siebel agreements ("Scopus Affiliate Agreements") executed by each of the Scopus Voting Agreement Stockholders (each a "Scopus Affiliate") whereby each Scopus Affiliate agrees not to effect any sale, transfer or other disposition of the Siebel Common Stock received by such Scopus Affiliate in the Merger unless: (i) such sale, transfer or other disposition is made in conformity with the volume and other requirements of Rule 145 under the Securities Act, as evidenced by a broker's letter and a representation letter executed by the Scopus Affiliate (reasonably satisfactory in form and content to Siebel), each stating that such requirements have been met; (ii) legal counsel reasonably satisfactory to Siebel shall have advised Siebel in a written opinion letter (reasonably satisfactory in form and content to Siebel), upon which Siebel may rely, that such sale, transfer or other disposition will be exempt from registration under the Securities Act; (iii) such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act; or (iv) an authorized representative of the Commission shall have rendered written advice to such Scopus Affiliate to the effect that the Commission would take no action, or that the staff of the Commission would not recommend that the Commission take action, with respect to such proposed sale, transfer or other disposition, and a copy of such written advice and all other related communications with the Commission shall have been delivered to Siebel.

     In addition, so as to help ensure that the Merger will be treated as a pooling of interests for accounting and financial reporting purposes, the Scopus Affiliate Agreements provide that during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) Siebel's public announcement of financial results covering at least 30 days of combined operations of Siebel and Scopus or (ii) the Reorganization Agreement is terminated in accordance with its terms, no Scopus Affiliate shall sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's or otherwise) intended or having the effect, directly or indirectly, to reduce such Scopus Affiliate's risk relative to: (i) any Scopus Common Stock (except pursuant to and upon consummation of the Merger); or (ii) any Siebel Common Stock received by such Scopus Affiliate in the Merger or upon exercise of options assumed by Siebel in the Merger. Provided certain conditions are met, the Scopus Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain de minimis transfers; (ii) transfers in payment of the exercise price of options to purchase Scopus Common Stock or Siebel Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such Scopus Affiliate's family or gifts to members of such Scopus Affiliate's family. The description contained in this Item 4 of the transactions contemplated by the Scopus Affiliate Agreements is qualified in its entirety by reference to the full text of the form of Scopus Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.4

     Also in connection with the Reorganization Agreement, Siebel has covenanted to deliver to Scopus agreements ("Siebel Affiliate Agreements") executed by each of the Siebel Voting Agreement Stockholders (each a "Siebel Affiliate") providing that, during the period contemplated by the Commission's Staff Accounting Bulletin Number 65 until the earlier of (i) Siebel's public announcement of financial results covering at least 30 days of combined operations of Siebel and Scopus or (ii) the Reorganization Agreement is terminated in accordance with its terms, no Siebel Affiliate shall, subject to certain exceptions, sell, exchange, transfer, pledge, distribute or otherwise dispose of or grant any option, establish any "short" or put-equivalent position with respect to or enter into any similar transaction (through derivative's or otherwise) intended or having the effect, directly or indirectly, to reduce such Siebel Affiliate's risk relative to any Siebel Common Stock. Provided certain conditions are met, the Siebel Affiliate Agreements provide for certain exceptions to the foregoing restrictions on transfer relating to: (i) certain de minimis transfers; (ii) transfers in payment of the exercise price of options to purchase Siebel Common Stock; (iii) charitable donations; or (iv) transfers to trusts established for the benefit of members of such Siebel Affiliate's family or gifts to members of such Siebel Affiliate's family. The description contained in this Item 4 of the transactions contemplated by the Siebel Affiliate Agreements is qualified in its entirety by reference to the full text of the form of the Siebel Affiliate Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.5.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 7 OF 16 PAGES
-----------------------                                  ---------------------



     Stock Option Agreement.  Also as an inducement to Siebel to enter into the
     ----------------------
Reorganization Agreement, Siebel and Scopus entered into a Stock Option Agreement dated March 1, 1998 (the "Option Agreement") pursuant to which Scopus granted Siebel the right under certain conditions to purchase up to 3,493,879 shares of Scopus Common Stock (the "Option Shares") at a purchase price of $20.00 per share (the "Option"). Subject to certain conditions, the option granted in the Option Agreement may be exercised, in whole or in part, on any one occasion, if a "Triggering Event" (as defined in the Reorganization Agreement) has occurred; provided, however, that in the event the Option becomes exercisable for this reason, the Option shall terminate upon the earliest to occur of: (i) the Effective Time of the Merger; (ii) 270 days after the first occurrence of a Triggering Event; and (iii) the valid termination of the Reorganization Agreement in accordance with its terms prior to the occurrence of a Triggering Event. In addition, if (i) the special meeting of Scopus shareholders to consider, approve and adopt the Merger and the Reorganization Agreement (the "Scopus Special Meeting") shall have been held and the Merger and the Reorganization Agreement shall not have been adopted and approved by the necessary vote of the Scopus shareholders, (ii) following the date of the Reorganization Agreement and prior to the Scopus Special Meeting, an "Acquisition Proposal" (as defined in the Reorganization Agreement) shall have been publicly announced, and (iii) on or prior to the first anniversary of the termination of the Reorganization Agreement, Siebel shall have entered into a definitive agreement providing for a "Company Acquisition" (as defined in the Reorganization Agreement"), then the Option may be exercised by Siebel, in whole or in part, on any one occasion and at any time following the date of such definitive agreement relating to a Company Acquisition (or the consummation of a Company Acquisition if there is no definitive agreement) and prior to the date 180 days following the date of such definitive agreement relating to a Company Acquisition (or 180 days after the consummation of a Company Acquisition if there is no definitive agreement).

     Siebel has agreed that in the event that the Option becomes exercisable and the Option or the Scopus Common Stock (or any rights therein) subject to the Option are sold, transferred or otherwise disposed of by Siebel at any time within the subsequent ten years, Siebel shall pay to Scopus the amount by which any "Proceeds" (as defined in the Option Agreement) from such transaction exceeds the "Aggregate Cost Amount" (as defined in the Option Agreement) of the Option or the Scopus Common Stock so transferred, as applicable (and including interest on the aggregate purchase price of the Scopus Common Stock if Scopus Common Stock is transferred). In addition, during the 180 day period commencing with the date 270 days following the acquisition by Siebel of any Scopus Common Stock issuable pursuant to the Option, Scopus may repurchase such Scopus Common Stock at a price equal to the aggregate exercise price plus interest from the date such Scopus Common Stock was acquired. Scopus has also granted Siebel certain rights to require Scopus to register the Scopus Common Stock acquired pursuant to the Option under the Securities Act. The description contained in this Item 4 of the transactions contemplated by the Option Agreement is qualified in its entirety by reference to the full text of the Option Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.6.

     (c)  Not applicable.

     (d) If the Merger is consummated, Scopus will become a wholly-owned subsidiary of Siebel and Siebel will subsequently determine the size and membership of the Board of Directors of Scopus and the officers of Scopus.

     (e) None, other than a change in the number of outstanding shares of Scopus Common Stock as contemplated by the Reorganization Agreement.

     (f) Upon consummation of the Merger, Scopus will become a wholly-owned subsidiary of Siebel.

     (g) Upon consummation of the Merger, the Articles of Incorporation of Scopus will be amended and restated in a form satisfactory to Siebel.

     (h) Upon consummation of the Merger, the Scopus Common Stock will cease to be quoted on any quotation system or exchange.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 8 OF 16 PAGES
-----------------------                                  ---------------------


     (i) Upon consummation of the Merger, the Scopus Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

     (j) Other than as described above, Siebel currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) -
(i) of Schedule 13D (although Siebel reserves the right to develop such plans).

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

  (a)  - (b)   As a result of the Scopus Voting Agreements, Siebel has shared power to vote an aggregate of 5,257,000 shares of Scopus Common Stock for the limited purposes described in Item 4 above. As a result of the Option Agreement granted to Siebel, Siebel may be deemed to be the beneficial owner of an additional 3,493,879 shares of Scopus Common Stock (assuming exercise of the Option as described in Item 4 above). In the aggregate, such shares (representing a total of 8,750,879 shares of Scopus Common Stock) would represent approximately 36.12% of the shares of Scopus Common Stock outstanding as of December 31, 1997 after giving effect to the exercise of the Option.

     To Siebel's knowledge, no shares of Scopus Common Stock are beneficially owned by any of the persons named in Schedule I, except for such beneficial ownership, if any, arising solely from the Scopus Voting Agreements and the Option Agreement.

     Set forth in Schedule IV to this Schedule 13D is the name and present principal occupation or employment of each person with whom Siebel shares the power to vote or to direct the vote or to dispose or direct the disposition of Scopus Common Stock.

     During the past five years, to Siebel's knowledge, no person named in
Schedule IV to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, to Siebel's knowledge, no person named in
Schedule IV to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

     To Siebel's knowledge, all persons named in Schedule IV to this Scheduled 13D are citizens of the United States.

     (c)  Neither Siebel, nor, to Siebel's knowledge, any person named in
Schedule IV, has effected any transaction in Scopus Common Stock during the past 60 days, except as disclosed herein.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described in Item 4 above, to Siebel's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Scopus, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 9 OF 16 PAGES
-----------------------                                  ---------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


------------------------------------------------------------------------------------------------------------------------------------

    EXHIBIT NO.                                             DESCRIPTION
------------------------------------------------------------------------------------------------------------------------------------


       99.1           Agreement and Plan of Merger and Reorganization dated as of March 1, 1998, by and among
                      Siebel Systems, Inc., a Delaware corporation, Syracuse Acquisition Sub, Inc., a
                      California corporation, and Scopus Technology, Inc., a California corporation.
------------------------------------------------------------------------------------------------------------------------------------

       99.2           Form of Voting Agreement dated as of March 1, 1998, a substantially similar version of which has been executed by and between Siebel Systems, Inc., a Delaware corporation, and each of Ori S. Sasson, LLC and A. Aaron Omid, GAP Coinvestment Partners, L.P.,
                      General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P. and General
                      Atlantic Partners 17, L.P.
------------------------------------------------------------------------------------------------------------------------------------

       99.3           Form of Voting Agreement dated as of March 1, 1998, a substantially similar version of which has been executed by and between Siebel Systems, Inc., a Delaware corporation, and each of Thomas M. Siebel, Thomas M. Siebel as Trustee under the Siebel Living Trust
                      u/a/d 7/29/93, The Thomas and Stacey Siebel Foundation and First Virtual Capital, Inc.
------------------------------------------------------------------------------------------------------------------------------------

       99.4           Form of Company Affiliate Agreement dated as of March 1, 1998, a substantially similar version of which is to be executed by and between Siebel Systems, Inc., a Delaware corporation, and each of Ori Sasson, A. Aaron Omid, GAP Coinvestment Partners, L.P.,
                      General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P. and General
                      Atlantic Partners 17, L.P.
------------------------------------------------------------------------------------------------------------------------------------

       99.5           Form of Company Affiliate Agreement dated as of March 1, 1998, a substantially similar version of which is to be executed by and between Scopus Technology, Inc., a California corporation, and each of Thomas M. Siebel and Thomas M. Siebel as Trustee of the Siebel
                      Living Trust u/a/d July 21, 1993.
------------------------------------------------------------------------------------------------------------------------------------

       99.6           Stock Option Agreement dated as of March 1, 1998, by and between Siebel Systems, Inc., a Delaware corporation, and Scopus Technology, Inc., a California corporation
------------------------------------------------------------------------------------------------------------------------------------


-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 10 OF 16 PAGES
-----------------------                                  ---------------------



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 11, 1998               SIEBEL SYSTEMS INC.


                                            By: /s/ Howard H. Graham
                                                --------------------
                                                    Howard H. Graham
                                                    Senior Vice President,
                                                    Finance and Administration
                                                    and Chief Financial Officer

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D                PAGE 11 OF 16 PAGES
-----------------------                                  ---------------------


                                   SCHEDULE I

              EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF SIEBEL


------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      COUNTRY
              NAME                                          PRINCIPAL OCCUPATION OR EMPLOYMENT                     OF CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------------------

Thomas M. Siebel                   Chairman and Chief Executive Officer                                               U.S.
------------------------------------------------------------------------------------------------------------------------------------

Patricia A. House                  Executive Vice President and Chief Operating Officer                               U.S.
------------------------------------------------------------------------------------------------------------------------------------

Craig T. Ramsey                    Senior Vice President, Worldwide Operations                                        U.S.
------------------------------------------------------------------------------------------------------------------------------------

R. David Schmaier                  Vice President Product Marketing                                                   U.S.
------------------------------------------------------------------------------------------------------------------------------------

Howard H. Graham                   Senior Vice President Finance and Administration; Chief Financial Officer          U.S.
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      United
Stephen Sharp                      Senior Vice President Worldwide Sales                                              Kingdom
------------------------------------------------------------------------------------------------------------------------------------

All individuals named in the above table are employed at Siebel Systems Inc., 1855 South Grant Street, San Mateo, CA 94402.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D               PAGE 12 OF 16 PAGES
-----------------------                                  ---------------------



                             SCHEDULE I (CONTINUED)

                        NON-EMPLOYEE DIRECTORS OF SIEBEL

------------------------------------------------------------------------------------------------------------------------------------

                              PRINCIPAL OCCUPATION OR           NAME AND ADDRESS OF CORPORATION OR OTHER ORGANIZATION    COUNTRY
    NAME                           EMPLOYMENT                                 IN WHICH EMPLOYED                       OF CITIZENSHIP
------------------------------------------------------------------------------------------------------------------------------------

George T. Shaheen               Managing Partner                   Andersen Consulting LLP                               U.S.
                                                                   1661 Page Mill Road
                                                                   Palo Alto, California 94304
------------------------------------------------------------------------------------------------------------------------------------

James C. Gaither                Partner                            Cooley Godward llp                                    U.S.
                                                                   One Maritime Plaza, 20/th/ Floor
                                                                   San Francisco, California 94111
------------------------------------------------------------------------------------------------------------------------------------

Charles R. Schwab               Chairman and Chief Executive       The Charles Schwab Corporation                        U.S.
                                Officer                            101 Montgomery Street
                                                                   San Francisco, California 94104
------------------------------------------------------------------------------------------------------------------------------------

Eric E. Schmidt, Ph.D.          Chief Executive Officer            Novell, Inc.                                          U.S.
                                                                   122 East 1700 South
                                                                   Provo, Utah 84606
------------------------------------------------------------------------------------------------------------------------------------

A. Michael Spence, Ph.D         Dean, Graduate School of           Stanford University                                   U.S.
                                Business                           Palo Alto, California
------------------------------------------------------------------------------------------------------------------------------------


-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D               PAGE 13 OF 16 PAGES
-----------------------                                  ---------------------


                                  SCHEDULE II


------------------------------------------------------------------------------------------------------------------------------------

                                           NUMBER OF SHARES OF SCOPUS                        PERCENTAGE OF OUTSTANDING
SCOPUS VOTING AGREEMENT                   COMMON STOCK BENEFICIALLY OWNED                       SHARES OF SCOPUS COMMON
    SHAREHOLDER                               AS OF DECEMBER 31, 1997                        STOCK AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------------------------

Ori S. Sasson                                       1,803,752                                     8.70%
------------------------------------------------------------------------------------------------------------------------------------

GAP Coinvestment Partners, L.P.                       267,154(1)                                  1.30%
------------------------------------------------------------------------------------------------------------------------------------

General Atlantic Partners V, L.P.                   1,382,400(2)                                  6.73%
------------------------------------------------------------------------------------------------------------------------------------

General Atlantic Partners 13, L.P.                  1,291,069                                     6.28%
------------------------------------------------------------------------------------------------------------------------------------

General Atlantic Partners 17, L.P.                    271,875(3)                                  1.32%
------------------------------------------------------------------------------------------------------------------------------------

A. Aaron Omid                                       1,170,750                                     5.70%
-----------------------------------------------------------------------------------------------------------------------------------

Ori S. Sasson and A. Aaron Omid are employed at Scopus Technology, Inc., 1900 Powell Street, Suite 700, Emeryville, CA 94608. The address of each of GAP Coinvestment Partners, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P. and General Atlantic Partners 17, L.P. is 3 Pickwick Plaza, Greenwich, CT 06830.


1. Includes 145,725 shares transferable to GAP Coinvestment Partners, L.P. upon exercise of options to purchase outstanding common stock.

2. All shares transferable to General Atlantic Partners V, L.P. upon exercise of options to purchase outstanding common stock.

3. All shares transferable to General Atlantic Partners 17, L.P. upon exercise of options to purchase outstanding common stock.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D               PAGE 14 OF 16 PAGES
-----------------------                                  ---------------------



                                  SCHEDULE III


------------------------------------------------------------------------------------------------------------------------------------

                                            NUMBER OF SHARES OF SIEBEL                    PERCENTAGE OF OUTSTANDING
SIEBEL VOTING AGREEMENT                   COMMON STOCK BENEFICIALLY OWNED                  SHARES OF SIEBEL COMMON
      STOCKHOLDER                             AS OF FEBRUARY 4, 1998                     STOCK AS OF FEBRUARY 4, 1998
------------------------------------------------------------------------------------------------------------------------------------

Thomas M. Siebel                                    900,000                                        2.47%
Siebel Systems, Inc.
1855 South Grant Street
San Mateo, California 94402
------------------------------------------------------------------------------------------------------------------------------------

Thomas M. Siebel as Trustee under                 7,363,562                                       20.73%
 the Siebel Living Trust u/a/d
 7/29/93
c/o Siebel Systems, Inc.
1855 South Grant Street
San Mateo, California 94402
------------------------------------------------------------------------------------------------------------------------------------

Siebel Asset Management, L.P. c/o                   293,738                                        0.83%
 Siebel Systems, Inc.
1855 South Grant Street
San Mateo, California 94402
------------------------------------------------------------------------------------------------------------------------------------

The Thomas and Stacey Siebel                         80,000                                        0.23%
 Foundation
c/o Siebel Systems, Inc.
1855 South Grant Street
San Mateo, California 94402
------------------------------------------------------------------------------------------------------------------------------------

First Virtual Capital, Inc.                         950,000                                        2.67%
264 Village Dr., Suite 102
Incline Village, NV 89451
------------------------------------------------------------------------------------------------------------------------------------


-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D               PAGE 15 OF 16 PAGES
-----------------------                                  ---------------------


                                  SCHEDULE IV


-------------------------------------------------------------------------------------------


      SCOPUS                                    PRINCIPAL OCCUPATION
    SHAREHOLDER                                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------

Ori S. Sasson                                   CEO and Chairman
-------------------------------------------------------------------------------------------

GAP Coinvestment Partners, L.P.                 Venture Capital Investment
-------------------------------------------------------------------------------------------

General Atlantic Partners V, L.P.               Venture Capital Investment
-------------------------------------------------------------------------------------------

General Atlantic Partners 13, L.P.              Venture Capital Investment
-------------------------------------------------------------------------------------------

General Atlantic Partners 17, L.P.              Venture Capital Investment
-------------------------------------------------------------------------------------------

A. Aaron Omid                                   Senior V.P. Worldwide Operations
-------------------------------------------------------------------------------------------

Scopus Technology, Inc.                         Provider of client/server software
                                                solutions for the customer information
                                                management market
-------------------------------------------------------------------------------------------

Ori S. Sasson and A. Aaron Omid are employed at Scopus Technology, Inc., 1900 Powell Street, Suite 700, Emeryville, CA 94608. The address of each of GAP Coinvestment Partners, L.P., General Atlantic Partners V, L.P., General Atlantic Partners 13, L.P. and General Atlantic Partners 17, L.P. is 3 Pickwick Plaza, Greenwich, CT 06830.

-----------------------                                  ---------------------
 CUSIP NO. 809172-10-9         SCHEDULE 13D               PAGE 16 OF 16 PAGES
-----------------------                                  ---------------------


                                 EXHIBIT INDEX



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                         SEQUENTIALLY
   EXHIBIT NO.                                         DESCRIPTION                                       NUMBERED PAGE
------------------------------------------------------------------------------------------------------------------------------------

       99.1          Agreement and Plan of Merger and Reorganization dated as of March 1, 1998, by and among Siebel Systems, Inc., a Delaware corporation, Syracuse
                     Acquisition Sub, Inc., a California corporation, and Scopus Technology,
                     Inc., a California corporation.
------------------------------------------------------------------------------------------------------------------------------------

       99.2          Form of Voting Agreement dated as of March 1, 1998, , a substantially similar version of which has been executed by and between Siebel Systems,
                     Inc., a Delaware corporation, and each of Ori S. Sasson, A. Aaron Omid,
                     GAP Coinvestment Partners, L.P., General Atlantic Partners V, L.P., General
                     Atlantic Partners 13, L.P., and General Atlantic Partners 17, L.P.
------------------------------------------------------------------------------------------------------------------------------------

       99.3          Form of Voting Agreement dated as of March 1, 1998, , a substantially similar version of which has been executed by and between Siebel Systems,
                     Inc., a Delaware corporation, and each of Thomas M. Siebel, Thomas M. Siebel as Trustee under the Siebel Living Trust u/a/d 7/29/93, The Thomas and
                     Stacey Siebel Foundation and First Virtual Capital, Inc.
------------------------------------------------------------------------------------------------------------------------------------

       99.4          Form of Affiliate Agreement dated as of March 1, 1998, a substantially similar version of which is to be executed by and between Siebel Systems,
                     Inc., a Delaware corporation, and each of Ori Sasson, A. Aaron Omid, GAP
                     Coinvestment Partners, L.P., General Atlantic Partners V, L.P., General Atlantic
                     Partners 13, L.P., General Atlantic Partners 17, L.P.
------------------------------------------------------------------------------------------------------------------------------------

       99.5          Form of Affiliate Agreement dated as of March 1, 1998, , a substantially similar version of which is to be executed by and between Scopus Technology,
                     Inc., a California corporation, and each of Thomas M. Siebel and Thomas M.
                     Siebel as Trustee of the Siebel Living Trust u/a/d July 21, 1993.
------------------------------------------------------------------------------------------------------------------------------------

       99.6          Stock Option Agreement dated as of March 1, 1998, by and between Siebel
                     Systems, Inc., a Delaware corporation, and Scopus Technology, Inc., a
                     California corporation.
------------------------------------------------------------------------------------------------------------------------------------
